

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 17, 2008

Via U.S. Mail and Facsimile

Ken Dean
Chief Financial Officer
Alumina Limited
Level 12, IBM Centre
60 City Road
Southbank, Victoria 3006, Australia

      Re: **Alumina Limited**
                  Form 20-F
                  Filed May 23, 2008
                  File No. 1-10375

Dear Mr. Dean:

      We have reviewed your filing and your response letter dated September 9, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Share Ownership, page 56

1.   We note your response to comment one and reissue this comment. Please provide the information required by Item 6.E. of Form 20-F regarding the share ownership

of your officers and directors. Note that this Item requires you to provide on an individual basis not only the number of shares outstanding owned by your officers and directors, but also the percent of shares outstanding of that class.

Related Party Transactions, page 61

2. We note that in your response to comment two you state that information required by Item 7.B. of Form 20-F is not required because the transactions disclosed in Footnote 27 were with members of your consolidated group. Item 7.B. requires you to provide information with respect to transactions or loans between the company and enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company. Please explain the basis for your position that the transactions with the companies composing your wholly owned group do not have to be disclosed under Item 7.B.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Ken Dean 011-613-86992699
        Sean Donahue